UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

Questron Technology, Inc., 6400 Congress Ave., Suite 200A, Boca Raton, FL 33487
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   748 372 208
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                                 (CUSIP Number)





               Dominic A. Polimeni, 6400 Congress Ave., Ste. 200A,
                      Boca Raton, FL 33487 (561) 241-5251
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 24, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


764042.1

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CUSIP No. 748 372 208           SCHEDULE 13D                 Page 2 of 5 Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Malcolm Tallmon

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /   /
                                                           (b) /   /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     00

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
                                                                 /  /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States Citizen

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                    7        SOLE VOTING POWER
                                                                 436,476
NUMBER OF           ------------------------------------------------------------
SHARES              8        SHARED VOTING POWER
BENEFICIALLY        ------------------------------------------------------------
OWNED BY EACH       9        SOLE DISPOSITIVE POWER
REPORTING           ------------------------------------------------------------
PERSON WITH         10       SHARED DISPOSITIVE POWER
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                 436,476
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /  /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          9.2%

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14   TYPE OF REPORTING PERSON*                                   IN
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                                *SEE INSTRUCTIONS BEFORE FILLING OUT!


764042.1

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CUSIP No. 748 372 208           SCHEDULE 13D                 Page 3 of 5 Pages
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Item 1.   Security and Issuer.

          Common Stock,
          Executive Offices of Issuer: Questron Technology, Inc., 6400 Congress Avenue, Suite 200A, Boca Raton, FL 33847

Item 2.   Identity and Background.

          (a)  Malcolm Tallmon
          (b)  3408 S. Jones, Fort Worth, Texas 76110
          (c) President, Fortune Industries, Inc., 3408 S. Jones, Fort Worth, Texas 76110
          (d)  no
          (e)  no
          (f)  United States

Item 3.   Source and Amount of Funds or Other Consideration.

          Shares of Common Stock issued by Issuer as partial consideration for the sale of Reporting Person's 61,280 shares in Fortune
          Industries, Inc. to Issuer.

Item 4.   Purpose of Transaction.

          Transaction is part of the acquisition of Fortune Industries, Inc. by Issuer.

Item 5.   Interest in Securities of the Issuer.

          (a) and (b) As of the date hereof, Reporting Person beneficially owns approximately 436,476 shares of Common Stock of the Issuer comprising approximately 9.2% of the 4,736,935 shares of Common Stock outstanding. Reporting Person has the sole voting and dispositive power of all shares beneficially owned.

          (c) Except for the shares issued in (a), Reporting Person has not, to the best of their knowledge, effected any transactions in the above class of securities in the past sixty days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein.

          (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Registration Rights Agreement between Issuer and Reporting Person; Stock Purchase Agreement and Amendments between Issuer and Reporting Person

Item 7.   Material to be Filed as Exhibits.

          Exhibit Number         Document
          --------------         ------------
               1                 Stock Purchase Agreement, dated as of June 12,
                                 1998, by and between Questron Technology, Inc.,
                                 Fortune Industries, Inc. and the Stockholders listed therein incorporated by reference to
                                 Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the three month period ended
                                 June 30, 1998 filed with the Securities and Exchange Commission on August 14, 1998 (File
                                 No. 013324).

               2 Letter Agreement, dated July 29, 1998, by and between Questron Technology, Inc., Fortune Industries, Inc. and the stockholders listed on
                                 Schedule 1.1 thereto, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the three month period ended June 30, 1998 filed with the Securities and Exchange Commission on August 14, 1998 (File No. 013324)

               3 Amendment to Stock Purchase Agreement, dated as of September 24, 1998, by and between Questron Technology, Inc., Fortune Industries, Inc., and the stockholders of Fortune listed on the signature pages thereto amending the Stock Purchase Agreement, dated as of June 12, 1998, and first amended on July 29, 1998, by and among Questron Technology, Inc., Fortune Industries, Inc. and the stockholders of Fortune Industries, Inc. listed on Schedule 1.1 thereto incorporated by reference to Exhibit
                                 2.6 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 8, 1998 (File No. 013324)

               4 Registration Rights Agreement, dated as of September 24, 1998, by and between Questron Technology, Inc. and the persons listed on Schedule A thereto incorporated by reference to
                                 Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 8, 1998 (File No. 013324)


764042.1

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CUSIP No. 748 372 208           SCHEDULE 13D                 Page 4 of 5 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    October 9, 1998


/s/ Malcolm Tallmon
------------------------------
    Malcolm Tallmon



                                        4
764042.1

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CUSIP No. 748 372 208           SCHEDULE 13D                 Page 5 of 5 Pages
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                                  EXHIBIT INDEX
                                  -------------
                                                                    Page Number
      Exhibit Number                Document                          Herein
      --------------                --------                        -----------

            1 Stock Purchase Agreement, dated as of June 12, 1998, by and between Questron Technology, Inc., Fortune Industries, Inc. and the
                             Stockholders listed therein
                             incorporated by reference to Exhibit
                             10.1 to the Company's Quarterly
                             Report on Form 10-Q for the three
                             month period ended June 30, 1998
                             filed with the Securities and
                             Exchange Commission on August 14,
                             1998 (File No. 013324)

            2                Letter Agreement, dated July 29,
                             1998, by and between Questron
                             Technology, Inc., Fortune
                             Industries, Inc. and the
                             stockholders listed on Schedule 1.1
                             thereto, incorporated by reference
                             to Exhibit 10.3 to the Company's
                             Quarterly Report on Form 10-Q for
                             the three month period ended June
                             30, 1998 filed with the Securities
                             and Exchange Commission on August
                             14, 1998 (File No. 013324)

            3                Amendment to Stock Purchase
                             Agreement, dated as of September 24,
                             1998, by and between Questron
                             Technology, Inc., Fortune
                             Industries, Inc., and the
                             stockholders of Fortune Industries,
                             Inc. listed on the signature pages
                             thereto amending the Stock Purchase
                             Agreement, dated as of June 12,
                             1998, and first amended on July 29,
                             1998, by and among Questron
                             Technology, Inc., Fortune Industries
                             Inc. and the stockholders of Fortune
                             listed on Schedule 1.1 thereto
                             incorporated by reference to Exhibit
                             2.6 to the Company's Current Report
                             on Form 8-K filed with the
                             Securities and Exchange Commission
                             on October 8, 1998 (File No. 013324)

            4 Registration Rights Agreement, dated as of September 24, 1998, by and between Questron Technology, Inc. and the persons listed on Schedule A thereto incorporated by reference to
                             Exhibit 4.1 to the Company's Current
                             Report on Form 8-K filed with the
                             Securities and Exchange Commission
                             on October 8, 1998 (File No. 013324)